SECURITIES AND EXCHANGE COMMISSION

04004337

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SEC FILE NUMBER
8 - 65756

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Revere Street Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5 Revere Street
(No. and Street)

Cambridge (City) MA (State) 02138 (Zip Code)

SEC MAIL PROCESSING RECEIVED MAR 01 2004 WASH. D.C. 181 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth A. Froot
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

1350 Avenue of the Americas (Address) New York (City) NY (State) 10019 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
MAR 30 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Kenneth A. Froot, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Revere Street Securities, LLC, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF MASSACHUSETTS)
COUNTY OF SUFFOLK) ss.

Signed, sealed and dated: February 27, 2004.

Signature

Manager

Title

Notary Public

Marianne D'Amico
NOTARY PUBLIC
My commission expires Oct. 28, 2005

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.
- [x] (q) Condensed schedule of investments.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REVERE STREET SECURITIES, LLC

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2003

REVEREST STREET SECURITIES, LLC

CONTENTS

1350 Avenue of the Americas
New York, New York 10019
212-997-0500/Fax 212-730-6892
www.rkco.com

New York • Roseland • Beverly Hills • San Francisco • Walnut Creek • Dallas • Denver • Cayman Islands

Rothstein, Kass & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Member of Revere Street Securities, LLC

We have audited the accompanying statement of financial condition of Revere Street Securities, LLC (the "Company") as of December 31, 2003. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Revere Street Securities, LLC as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

New York, New York
February 7, 2004

REVERE STREET SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2003

ASSETS		
Securities owned, at market (cost $613,092)	$	612,515
Due from clearing broker		3,441,739
Net equity in futures contracts		5,562
Office equipment		14,247
Other assets		13,041
	$	4,087,104
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Securities sold short, at market (proceeds $1,484,216)	$	1,486,355
Accrued expenses		17,500
Due to related party		38,428
Total liabilities		1,542,283
Member's equity		2,544,821
	$	4,087,104

See accompanying notes to financial statements.

1. Nature of operations and summary of significant accounting policies

Nature of Operations

Revere Street Securities, LLC (the "Company"), a Delaware limited liability company, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Pacific Exchange (PCX). The Company was organized for the purpose of trading in listed securities and futures for its own account. The Company commenced operations on February 1, 2003.

Valuation of Securities Owned and Securities Sold Short

The Fund values its securities owned and securities sold short that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the period. Other securities traded in the over-the-counter markets and listed securities for which no sale was reported on that date are valued at their last reported "bid" price if held long, and last reported "asked" price if sold short. At December 31, 2003, securities owned and securities sold short are comprised primarily of equity securities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

Income Taxes

The Company does not record a provision for income taxes because the member reports its share of the Company's income or loss on its income tax return.

Investment Transactions and Related Investment Income

Investment transactions are accounted for on a trade-date basis. Dividend income and dividends paid on short sales are recorded on the ex-dividend date.

Office Equipment

Office equipment is stated at cost less accumulated depreciation. The Company provides for depreciation as follows:

Asset	Useful Life	Estimated Principal Method
Computer hardware	5 years	Straight-line

2. Office equipment

Details of office equipment at December 31, 2003 are as follows:

Computer hardware	$	15,359
Less accumulated depreciation		1,112
	$	14,247

3. Net capital requirement

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2003, the Company's net capital was approximately $2,229,000, which was approximately $2,129,000 in excess of its minimum requirement of $100,000.

4. Concentration of credit risk

The Company conducts business with its clearing broker for its own trading activities. The clearing and depository operations for the Company's trading activities are performed by its clearing broker pursuant to a clearance agreement. The securities owned, securities sold short and the due from clearing broker reflected on the statement of financial condition are positions with and amounts pursuant to this clearance agreement.

Securities owned and amounts due from clearing broker may be restricted to the extent that they serve as deposits for securities sold short.

The Company is subject to credit risk to the extent any broker with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of such brokers and does not anticipate any losses from these counterparties.

5. Off-balance-sheet risk

The Company is subject to certain inherent risks arising from its trading activities of selling securities short. The ultimate cost to the Company to acquire these securities may exceed the liability reflected in these financial statements. The Company is not exposed to this risk to the extent it holds offsetting long positions.

6. Exemptions from Rule 15c3-3

The company is exempt from the SEC Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of customers".

7. Related party transactions

Revere Street Capital Management, LLC, (the "Manager"), a related party, pays all expenses of the Company and is reimbursed quarterly. At December 31, 2003, $38,428 was payable to the Manager.

8. Financial highlights

Financial highlights for the period February 1, 2003 (Commencement of Operations) to December 31, 2003 are as follows:

Total return	73.0 %
Ratios to average member's equity	
Expenses (including interest and dividends)	27.4 %
Net investment income (loss)	(23.3) %

The ratios have been annualized.